U.S. Securities and Exchange Commission

                                        Washington, D.C.

                                           FORM 10-SB
        GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS


          Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                      Site2Shop.Com, Inc.
                      (Name of Small Business Issuer in its charter)


         NEVADA                                        88-0382813
         (State)                        (I.R.S. Employer Identification No.)


2001 West Sample Road, Suite 101                         33064
(Address of Principal Executive Offices)              (Zip Code)


Issuer's Telephone Number   (954) 969-1010

Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on Which
         to be so Registered                Each Class is to be Registered

                 None



Securities to be registered pursuant to 12(g) of the Act:

                           Common Stock $.001 Par Value
                                    (Title of Class)

         THIS REGISTRATION STATEMENT CONTAINS "FORWARD-LOOKING" STATEMENTS REGARDING POTENTIAL FUTURE EVENTS AND DEVELOPMENTS AND MATTERS THAT ARE NOT HISTORICAL FACTS AFFECTING THE BUSINESS OF THE COMPANY. BECAUSE SUCH FORWARD-LOOKING STATEMENTS INCLUDE RISKS AND UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL STATEMENTS WHICH ADDRESS OPERATING PERFORMANCE, EVENTS OR DEVELOPMENTS THAT MANAGEMENT EXPECTS OR ANTICIPATES TO INCUR IN THE FUTURE, INCLUDING STATEMENTS RELATING TO SALES AND EARNINGS GROWTH OR STATEMENTS EXPRESSING GENERAL OPTIMISM ABOUT FUTURE OPERATING RESULTS ARE FORWARD-LOOKING STATEMENTS. THE FORWARD LOOKING-STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT VIEWS AND ASSUMPTIONS REGARDING FUTURE EVENTS AND OPERATING PERFORMANCE. MANY FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ESTIMATES CONTAINED IN MANAGEMENTS' FORWARD-LOOKING STATEMENTS. THE DIFFERENCES MAY BE CAUSED BY A VARIETY OF FACTORS, INCLUDING BUT NOT LIMITED TO ADVERSE ECONOMIC CONDITIONS, COMPETITIVE PRESSURES, INADEQUATE CAPITAL, UNEXPECTED COSTS, LOWER REVENUES AND NET INCOMES AND FORECASTS, THE POSSIBILITY OF THE COMPANY'S OPERATING RESULTS AND FINANCIAL CONDITION, INABILITY TO CARRY OUT MARKETING AND SALES PLANS, LOSS OF KEY EXECUTIVES, AMONG OTHER THINGS. SUCH STATEMENTS RELATE TO, AMONG OTHER THINGS, (I) FUTURE OPERATIONS OF THE COMPANY, INCLUDING POTENTIAL STRATEGIC
TRANSACTIONS; (II) COMPETITION FOR CUSTOMERS FOR THE COMPANY'S PRODUCTS AND SERVICES; (III) THE EFFECT OF POTENTIAL GOVERNMENT REGULATION UPON THE COMPANY'S OPERATIONS; AND (IV) OTHER STATEMENTS ABOUT THE COMPANY OR THE DIRECT RESPONSE AND TELEVISION PRODUCTION INDUSTRIES.

         FORWARD LOOKING STATEMENTS MAY BE INDICATED BY THE WORDS "EXPECTS," "ESTIMATES", "ANTICIPATES", "INTENDS", "PREDICTS", "BELIEVES" OR OTHER SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS FORM AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY AND ITS DIRECTORS AND OFFICERS WITH RESPECT TO NUMEROUS ASPECTS OF THE COMPANY AND ITS BUSINESS. THE COMPANY'S ABILITY TO PREDICT RESULTS OR THE EFFECT OF ANY PENDING EVENTS ON THE COMPANY'S OPERATING RESULTS IS INHERENTLY SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THE RISKS ATTENDANT TO COMPETITION FOR CUSTOMERS AND MEDIA ACCESS; THE RISKS OF PRESENTING PRODUCTS AND SERVICES THAT WILL BE ACCEPTED BY THE MARKET; AND THE EFFECTS OF GOVERNMENT REGULATION.
                                      PART I

         The Company is filing this Form 10-SB on a voluntary basis to (1) provide current, public information to the investment community and (2) to comply with the OTC Bulletin Board Eligibility Rule (SR-NASD-98-51, as amended) as approved by the Securities and Exchange Commission in Release No. 34-40878.

ITEM 1.  DESCRIPTION OF BUSINESS
---------------------------------

OVERVIEW

         Site2Shop.Com, Inc. (the "Company", "Site2Shop.Com") is engaged in the marketing, production and distribution of television programs. The Company produces both educational half-hour television programs through its wholly owned subsidiary, Tricom Pictures and Productions, Inc. ("Tricom") and half-hour shop-at-home programming through the Site2Shop.com TV program. All programs are distributed to national audiences through a combination of any or all of the following: ABC affiliates, NBC affiliates, CBS affiliates, FOX affiliates, UPN affiliates and WB affiliates (collectively "network affiliates"), independent television stations and targeted cable networks.

         The direct response transactional television programming industry was developed in the United States after the Federal Communications Commission rescinded its limitations on advertising minutes per hour in 1984, thereby permitting 30-minute blocks of television advertising. The deregulation of the cable television industry and the resulting proliferation of cable channels increased the available media time and led to the growth of the United States direct response transactional programming and the direct response educational programming industries. Producers of these types of programming combined direct response marketing and retailing principles within a television talk show-type format and purchased media time from cable channels to air their programming. After an initial growth period, the industry consolidated through the end of the 1980s. At the same time, increased attention from the Federal Trade Commission and federal and state consumer protection agencies led to greater regulation of the industry. By the early 1990s, direct response transactional television programming and home shopping cable channels had become a more accepted forum for obtaining information about products and services and making purchases from home. As the industry matured, the variety of products marketed through direct response transactional television programming steadily increased. Today, offerings as diverse as car care products and weight loss programs are marketed in this manner.


BACKGROUND

         The Company was incorporated in Nevada on August 1, 1990 under the name Woodie III, Inc., to engage in the activity of general business, investments, research and development, manufacturing and real estate development. In August 1996, the Company changed its corporate name to Tee-Rifik Corp. From inception through May 1998, the Company had been seeking investors in order to finance and commence revenue producing activities. On June 24, 1998, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") with Shop TV and Television, Inc., a Florida corporation ("Site2Shop"), pursuant to which each share of common stock of Site2Shop was exchanged for 1,250,000 post reverse split shares of common stock of the Company (See below). As part of the Agreement, the Company changed its corporate name to Shop T.V., Inc., and its principal business became retailing and television broadcasting.

         On February 5, 1999, Shop T.V., Inc. changed its name to Site2Shop.Com, Inc. to reflect its focus on the Internet and simultaneously completed an acquisition of Tricom. The senior management and majority shareholders of Site2Shop.Com owned the then majority of Tricom shares of common stock outstanding. On February 23, 1999, Site2Shop.Com also completed a one for ten

(1:10) reverse split of the issued and outstanding shares of common stock. Unless otherwise indicated herein, the information in this filing relating to the common stock has been restated to reflect such split. The trading symbol was also changed from SHTV to its current EBUY.

         The Company's executive offices are located at 2001 West Sample Road, Suite 101, Pompano Beach, Florida, 33064; Telephone (954) 969-1010.


THE INDUSTRY AND MARKET

         The landscape of the commercial television industry has witnessed significant positive changes since the first television was introduced in 1953. Spurred by advances in technology, government deregulation and an unbridled demand for greater, higher-quality viewing options, the industry has experienced enormous growth in the past two decades.

         The estimated economic size of the domestic television industry approximates $300 billion. Various segments of the industry help to define its size and rate of growth.

         The National Cable Television Association reported that the combined annual earnings of its members neared the $8 billion level by the end of 1997. This amount represented a single-year increase of more than $1 billion over the 1996 total; the fourth consecutive year in which a $1 billion increase was posted. In 1960, there were 860 cable systems in the United States reaching 850,00 subscribers. Cable systems are national, regional and local cable television companies that supply cable TV signals to subscribers' homes via hard-wired systems. By the end of 1997, the number of cable systems had reached 10,750 and the total number of subscribers they served had increased to 66 million.

         As a result of this enormous increase in both television broadcast outlets and concomitant increase in viewers, a significant increase in need for television programming had developed. One of the fastest growing segments in television programming has been in the shop-at-home and direct response transactional programming venues. According to a survey conducted by the National Infomercial Marketing Association ("NIMA") conducted in 1995, the latest year for which data is available, approximately 10,000 infomercials are aired per week in the United States for a total of 5,000 hours per week. NIMA estimates that its members purchased $550 million of media in 1995 to support its programming and that their clients' sales approximated $1.15 billion. The Company believes that the market is highly fragmented and ripe for consolidation. Accordingly, it is focused on increasing its level of operations in order to promote growth and market share.


STRATEGY

         The Company's goal is to be recognized as a national leader in direct response marketing. Through direct response transactional television programming, educational and entertainment television programming and integrated consumer marketing techniques, the Company is pursuing a business strategy focusing on (i) increasing the effective utilization and leveraging of its national presence and its media access (ii) continuing to develop and market innovative consumer products and (iii) engineering the most efficient business model for the conduct of its national direct response business.

PRODUCTS AND SERVICES

OVERVIEW

         The Company's products and services are rendered principally from its two wholly owned subsidiaries (i) Site2Shop and (ii) Tricom.


SITE2SHOP

         Site2Shop's principal business is the marketing, production and distribution of thirty (30) minute infomercials in a shop-at-home format. Site2Shop markets its vendors' products through (i) a half-hour shop-at-home program called "site2shop.com TV," (ii) on its Internet web site at www.site2shop.com, and (iii) at its retail store located in Pompano Beach, Florida. Site2shop.com TV is aired nationally through a combination of any or all of the following: network affiliates, independent television stations and targeted cable networks. The program features unique products as well as items generally available. While typically only ten products are featured on each half-hour segment of the program, viewers have the opportunity to view Site2Shop's entire catalog, currently featuring more than 500 products, many of which also are available at the retail store located in the Pompano Beach Mall and through the Company's Internet web site.

         The products offered by Site2Shop include but are not limited to jewelry, housewares, apparel, electronics, collectibles, toys, educational products, and sporting equipment. Unlike some retailers, which focus essentially on national brands, a majority of the products offered by Site2Shop comprise a combination of national brands as well as private brand or non-branded products. Site2Shop purchases the merchandise offered by it on both a consignment basis (for products sold in the retail facility) and on terms basis for products sold through fulfillment and on the internet. Site2Shop maintains minimum inventory levels.

         The Site2Shop.Com TV program is a pre-recorded electronic retail sales program that is aired by cable television systems and television broadcast stations throughout the country on a prepaid airtime basis. Site2Shop.Com TV is available in half-hour segments only, which enables network and cable affiliates to air the programs in available time slots. Site2Shop's electronic retail sales and programming are intended to create a friendly sales environment, which promotes sales and customer loyalty through offering unique products, coupled with product information and entertainment. During a typical program, an announcer introduces each product to the co-hosts. The hosts of the show then describe the merchandise, sometimes with the assistance of a guest representing the product vendor and sometimes with ordinary users of the product, and convey information relating to the product such as price, features, uses, and assembly requirements. The price, item number, and toll-free number for ordering are continuously aired during each product description. Viewers purchase merchandise by MasterCard, Visa, Discover or American Express credit cards by calling a toll-free telephone number continuously aired during the program. Site2Shop contracts with Alert Communications, Inc., a national call center, which provides order fulfillment for Site2Shop. Once received, orders are electronically transmitted to the product vendor, who ships the product directly to the customer. Site2Shop bills the customer but remits to the product vendor the sales proceeds less a shipping and handling charge. Generally, any item purchased from Site2Shop.Com TV may be returned within 30 days for a full refund of the purchase price, excluding the original shipping and handling charges.

TRICOM

         Tricom's principal business is the marketing, production and distribution of thirty (30) minute educational programs. These programs are distributed through a combination of any or all of the following: network affiliates, independent television stations and targeted cable networks. Tricom features the expertise of leading companies to formulate the content of each program. Selected companies sign a "Production Authorization" to have their product or service profiled within a 3-5 minute segment on the target specific half-hour program. Topics for the programs include but are not limited to parenting, health, cooking, home improvement and many other magazine-style and themed concepts. Selected companies have their product or service featured in at least two targeted national publications in conjunction with the promotion of the program. They also receive a copy of the segment that is fully produced by Tricom. The programs air to potentially over 60 million households around the country and are broadcast 20 times in local and national markets. In exchange for this exposure, Tricom receives a "Scheduling Fee". Tricom also maintains editorial control over all programming and collateral material.

Tricom also maintains the production facilities for the Company. These facilities include two complete editing facilities, two camera crews, an in-house studio with working sets and complete animation and graphic capabilities. Tricom is currently offering these facilities on fee for service basis in the local market in order to maximize utilization and expand potential revenue venues.


SALES AND MARKETING

SITE2SHOP

         Site2Shop employs over twenty (20) salespersons who seek out products for possible feature on one or several targeted programs. Currently, vendors wishing to have their merchandise marketed by Site2Shop execute an agreement (the "Vendor Agreement") with the Company. Typically, a Vendor Agreement provides that in consideration for an initial payment (the "Product Placement Fee"), Site2Shop will include the vendor's product in one 2-4 minute segment and agrees to air the program to a potential household reach of 50 million homes throughout the United States. Additionally, Site2Shop agrees to include the product on its Internet e-commerce website. If or when sales of the product from any of the three mediums result in a profit to the vendor aggregating the Product Placement Fee, Site2Shop and the vendor share in the remaining profit generated from future sales on an equal basis. For purposes of the Vendor Agreement, "profit" is defined as the difference between the standard wholesale price for the product and the retail sales price paid by the purchaser. Vendor Agreements at various stages of fulfillment are in place for approximately 600 national vendors. Vendor Agreements executed during the first calendar quarter of 1999 already exceed $1.5 million.


TRICOM

         Tricom employs over twenty (20) salespersons who seek out industry experts, companies and/or products for possible feature on one or several targeted programs. Currently, companies wishing to have their product or service featured on one of the educational television programs, produced by Tricom, execute an agreement (the "Production Authorization") with Tricom. Typically, a Production Authorization provides that in consideration for an initial payment (the "Scheduling Fee"), Tricom will include the participant in one 3-5 minute segment and agrees to air the program to a potential household reach of 60 million homes throughout the United States. Selected companies have their product or service featured in at least two targeted national publications in conjunction with the promotion of the program. They also receive a copy of the segment that is fully produced by Tricom. Production Authorizations signed in 1998 accounted for over $3 million dollars of scheduling fees.


SIGNIFICANT CUSTOMERS

         During 1998, no customer accounted for more than 10% of net sales.


MANUFACTURING AND SUPPLIES/PRODUCTION OF PROGRAMS

         The Company does not currently manufacturer any products that are featured on any of their television programs. Furthermore, the Company does not depend on any one manufacturer to supply products for any television program.

         The Company does produce most or all of the television programs through its in-house production and editing facility. The Company currently owns or leases two broadcast quality video production cameras, two Media 100 editing systems and many related items critical in the production and distribution of its television programs.


COMPETITION

         Due to the fact that the scope of the business has moved into many industries (television, home shopping, production, Internet commerce and retail), there are many companies that actively compete with the Company. However, there are very few companies that compete directly with the core business of the Company. The majority of these companies can be found in the shop-at-home television industry. These would include: Home Shopping Network
(HSN), QVC, ValueVision and Shop at Home. Of the aforementioned companies, most have substantially greater financial, technical and other resources and have established reputations for their success in their ability to sell products through a shop-at-home format. The Company does not know of any direct competitor that currently charges a "product insertion fee" and/or offers the vendors a share of the profits based on the success of the program.

         Tricom does have a number of competitors, primarily located in the South Florida area, that market and produce very similar programs. These include among others, Five Star Productions, Global Solutions Network, Millenium Productions and ITV.


YEAR 2000 ISSUES

         The efficient operation of the Company's business is dependent in part on its computer hardware, software programs and operating systems (collectively, "Programs and Systems"). These Programs and Systems are used in key areas of the Company's business, including, but not limited to, merchandise purchasing, pricing, sales, research, order fulfillment, credit card clearing house, financial reporting as well as in various administrative functions. The Company continuously evaluates its Programs and Systems to identify potential Year 2000 compliance issues. These actions are necessary to ensure that the Programs and Systems will recognize and process the Year 2000 and beyond. It is anticipated that some degree of modification and/or replacement of the Company's Programs and Systems may be necessary to make such Programs and Systems Year 2000 compliant. The Company is also communicating with production equipment manufacturers, financial institutions and others to coordinate Year 2000 conversion.

         Based on the present information, the Company believes that it will be able to achieve Year 2000 compliance through a combination of modification of some existing Programs and Systems, and the replacement or upgrade of other Programs and Systems that are already Year 2000 compliant. However no assurance can be given that these efforts will be successful. The Company currently believes that the aggregate expenses and capital expenditures associated with achieving Year 2000 compliance (inclusive of expenditures made to date) will approximate $50,000.


GOVERNMENT REGULATION

         The Company is dependent on the television broadcast stations and cable television systems to air its programs. A substantial portion of a broadcaster's business is subject to various statutes, rules, regulations and orders relating to communications and generally administered by the Federal Communications
Commission (FCC). The communications industry, including the operation of broadcast television stations, cable television systems, satellite distribution systems and other multi-channel distribution systems and, in some respects, vertically integrated cable programmers, is subject to substantial federal regulation, particularly pursuant to the Communications Act of 1934, as amended, the Telecommunications Act of 1996 and the rules and regulations promulgated by the FCC. Cable television systems are also subject to regulation at the state and local level. Regulations which have an adverse affect on broadcasters with whom the Company contracts to air its programs, could have a material adverse impact upon the Company and the Company's ability to purchase airtime.

         The Company collects and remits sales tax in the state in which it has a physical presence. Certain states in which the Company's only activity is direct marketing have attempted to require direct marketers, such as the Company, to collect and remit sales tax on sales to customers residing in such states. A 1995 United States Supreme Court decision held that Congress can legislate such a change. Thus far, Congress has taken no action to that effect. The Company is prepared to collect sales tax for other states, if laws are passed requiring such collection. The Company does not believe that a change in the tax laws requiring the collection of sales tax will have a material adverse effect on the Company's financial condition or results of operations.


LICENSES, PATENTS AND TRADEMARKS

         Trademark applications have been submitted and applied for under the names site2shop.com, American Living and Industry Insights. The television program titles used by all divisions of the Company are covered by public use. The Company also owns the Internet domain names site2shop.com, site2bid.com, site2buy.com, site2sell.com and site2auction.com.


EMPLOYEES

         The Company currently has 100 full-time employees, 17 of which are in management and administration, 18 are in production and 65 are in sales, marketing and research. The Company retains a number of part and full-time consultants in the area of production, graphic design and Website maintenance.


ITEM 3.  DESCRIPTION OF PROPERTY
---------------------------------
         The Company currently leases approximately 15,797 square feet of office and production space at 2001 West Sample Road, Pompano Beach, Florida, which also serves as its corporate headquarters. The current aggregate monthly rental amount is $12,677. Additionally, the Company is required to pay its pro-rata share of the common operating costs of the building. The lease on this property commenced on June 1, 1994 and continues through May 2001, with one additional three-year renewal option at the Company's discretion. If the Company elects to renew its lease, prior to expiration, the annual rent will be adjusted by four percent per year.

         The Company leases approximately 2,376 square feet of retail space at the Pompano Square Mall, Pompano Beach, Florida, which houses its retail facility. The current minimum monthly rental amount is $1,679, inclusive of sales tax. Additionally, the Company is required to pay incremental rent based on a percentage of sales in excess of an annual sales volume at the mall and it's pro-rata share of the common operating costs of the mall; both as defined by the lease. The lease on this property commenced on February 15, 1998 and continues through March 2001.

         Additionally, the Company rents 3,500 square feet of warehouse space on a month-to-month basis at a monthly rental amount of $1,892.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

         The following table sets forth certain information regarding the Company's Common Stock beneficially owned on April 30, 1999, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities to which the person has the right to acquire beneficial ownership within sixty (60) days. At April 30, 1999, there were 12,479,702 Shares ("Shares") of the Company's Common Stock, par value $.001 (the "Common Stock") outstanding.

Name and Address of          Number of Shares of Common        Percentage of
Beneficial Owner (1)       Stock Beneficially Owned         Beneficial Ownership
----------------------    -------------------------        ---------------------
Mark Alfieri                      4,596,985 (2)                   35.7
Jack Levine                       4,253,000 (3)                   33.0%
Eric Warm                         1,390,190 (4)                   11.0%
Mark Weicher                             -  (5)                    -.%
All Executive Officers and
Directors as a Group (4 persons) 11,722,675                       76.3%

--------------------------------------------------

(1)      Unless  otherwise  indicated,   the  address  of  each  of  the  listed
         beneficial owners identified is 2001 West Sample Road, Pompano Beach, Florida 33064.

(2) Mr. Alfieri is Chief Executive Officer, Director, President and Treasurer of the Company. Includes options to purchase 61,905 Shares at $1.00 per Share through December 21, 2003 and 348,000 Shares at $2.375 per Share through March 31, 2004. Includes 3,702,500 shares held by a limited partnership of which Mr. Alfieri is the general partner.

(3)      Mr.  Levine is Chairman of the Board of Directors,  Vice  President and
         Secretary of the Company.   Includes options to purchase 61,905 Shares
         at $1.00 per Share through December 21, 2003 and 348,000 Shares at $2.375 per Share through March 31, 2004. Includes 3,702,500 shares held by a limited partnership of which Mr. Levine is the general partner.

(4) Mr. Warm is Chief Operating Officer and a Director of the Company. Includes options to purchase 26,190 Shares at $1.00 per Share through December 21, 2003 and 104,000 Shares at $2.375 per Share through March 31, 2004.

(5) Mr. Weicher is Chief Financial Officer of the Company. Does not include options to purchase 5,000 Shares at $1.00 per Share through March 31, 2004; vesting right inures upon the completion of 24 months with the Company (January 24, 2001). Mr.Weicher's percentage of beneficial ownership is less than 0.01%.



ITEM 5.  DIRECTORS and EXECUTIVE OFFICERS
------------------------------------------

         The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board, and their terms of office are, except as governed by employment contract, at the discretion of the Board.

Name                                      Age      Position
Mark A. Alfieri                           30       Chief Executive Officer,
                                                    President and Treasurer
Jack A. Levine                            41       Vice President, Secretary and
                                                   Chairman of the Board of
                                                   Directors
Eric J. Warm                              30       Chief Operating Officer, Vice
                                                   President and Director
Mark Weicher                              47       Chief Financial Officer

Mr. Alfieri has served as Chief Executive Officer, President and Treasurer since July 1998. In July 1994, Mr. Alfieri founded Alfieri Marketing Corporation, a fully integrated marketing firm and predecessor to Shop TV and Television, Inc. In 1991, Mr. Alfieri founded Alfieri and Associates, Inc., a marketing and advertising company and the predecessor of Tricom Pictures & Productions, Inc. From March 1984 until May 1990, Mr. Alfieri was employed as a Regional Director of Saleco, Inc., a Florida marketing firm.

Mr. Levine has served as Vice President and Chairman of the Board of Directors since July 1998. Prior to such time, Mr. Levine co-founded Tricom Pictures and Productions, Inc. with Mr. Alfieri in 1994 and has served as its Vice President. From 1991 until 1994, Mr. Levine was a producer and director at Brookstone Production Company. Mr. Levine was Editor-in-Chief of Back Pain Magazine, a nationally distributed magazine during the period of 1988 until 1991. From 1985 through 1987, Mr. Levine was President of the Oliver Kashmere Advertising and Public Relations, firm of Boca Raton, Florida. Mr. Levine was an Account Supervisor for Kornhauser & Calene Advertising, New York, New York from 1981 to 1984. From 1979 to 1981, Mr. Levine was employed by NW Ayer Advertising, New York, New York. Mr. Levine is a 1979 graduate of the S.I. Newhouse School of Public Communications of Syracuse University.

Mr. Warm has served as Chief Operating Officer and Director since July 1998. From 1994 through June 1998, Mr. Warm has served as Vice President of Operations of Tricom Pictures and Productions, Inc. Mr. Warm received a Bachelor of Science in Business Administration from the University of Florida in 1990.

Mr. Weicher has served as Chief Financial Officer since January 1999. From 1997 through 1998, Mr. Weicher served in a similar capacity at Computer Access International, Inc., a refurbisher and distributor of trailing technology hardware and peripherals. Mr. Weicher served as Controller of Complete Management, Inc., a physician practice-management company, from 1995 through 1996. From 1992 through 1994, Mr. Weicher served as Controller of Ware Industries, Inc. a manufacturer and distributor of light gauged, roll formed steel products. Mr. Weicher was Controller of Howell Electric Motors, Inc., a manufacturer and distributor of low amperage and voltage motors from 1990 to 1991. From 1983 to 1990, Mr. Weicher was an Accounting Manager at RCA Global Communications, Inc. Mr. Weicher was an Audit Supervisor at Ernst & Whinney from 1977 to 1982. Mr. Weicher was a Senior Auditor at the New York State Department of Audit and Control from 1974 to 1976. Mr. Weicher received a Bachelor of Science Degree in Accounting from Brooklyn College of the City University of New York. Mr. Weicher is a Certified Public Accountant in the State of New York.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

         The following table sets forth the cash and other compensation paid by the Company to its Chief Executive Officer and to each of the executive officers of the Company who received annual compensation in excess of $100,000 for the year ended December 31, 1998.

                            SUMMARY COMPENSATION TABLE

NAME AND                                                            OTHER ANNUAL
PRINCIPAL POSITION            SALARY            BONUS               COMPENSATION
----------------------      --------        ------------           -------------
Mark Alfieri,
Chief Executive Officer     $175,515          $125,000                $5,607 (1)
Jack Levine,
Vice President              $192,495          $125,000                $5,846 (2)
Eric Warm
Chief Operating Officer     $248,865          $      0                $    0

----------

(1) Represents auto lease payments and related costs.

(2) Represents auto lease payments and related costs.



OPTION HOLDINGS

         The following table sets forth information with respect to the grant of options to purchase shares of common stock during the calendar year ended December 31, 1998 ("1998) and for the four month period ended April 30, 1999 ("1999"), to each person named in the Summary Compensation Table.


                            NUMBER OF     % OF TOTAL
                           SECURITIES    OPTIONS/SARS     EXERCISE
                           UNDERLYING      GRANTED TO      OR BASE
                          OPTIONS/SARS   EMPLOYEES IN      PRICE          EXPIR.
   NAME         PERIOD    GRANTED(#)(1)     PERIOD        ($/SHARE)         DATE
----------      ------   --------------  ------------   -----------  -----------
Mark Alfieri     1999      348,000          40.9          $2.375     Mar.31,2004
                 1998       61,905          39.6          $1.00      Dec.21,2003

Jack Levine      1999      348,000          40.9          $2.375     Mar.31,2004
                 1998       61,905          39.6          $1.00      Dec.21,2003

Eric Warm        1999      104,000          12.2          $2.375     Mar.31,2004
                 1998       26,190          16.7          $1.00      Dec.21,2003

----------

(1) None of the above parties have exercised any of their options as of April 30, 1999. All of the above options vested on the respective date of grants.



EMPLOYMENT AGREEMENTS

         Mark Alfieri, President and CEO. On June 29, 1998, the Company entered into a three-year employment agreement (the "Agreement") with Mr. Alfieri whereby Mr. Alfieri will serve as President and a member of the Board of Directors and received a signing bonus of $125,000. The Agreement called for annual base compensation of $450,000 in 1998 and $250,000 in 1999 and 2000with bonuses based upon the Company earning a minimum net income of $250,000 and bonus payments ranging from $50,000 to $125,000 predicated on net income ranging from $250,001 to $500,000 for 1998 and 1999. Bonus payments for 2000 would range from $50,000 to $125,000 predicated on Company earning net income (after bonus) range of $500,001 to $750,000. Additionally, the Agreement provides for a monthly auto allowance of $1,200 plus insurance and maintenance. On April 4, 1999, the Company and Mr. Alfieri mutually modified the Agreement, retroactive to April 1, 1999, as a result of the acquisition of Tricom Pictures and Productions, Inc. (See Part II Item 4.- Recent Sales of Unregistered Securities), whereby the annual compensation was raised to $325,000 and bonuses are to be paid monthly at the discretion of the Bonus Committee of which Mr. Alfieri is a member. The Agreement is automatically renewable for successive one-year terms unless the parties mutually agree in writing to alter the terms or one or both of the parties exercises their right, in accordance with the terms of the Agreement, to terminate the Agreement.

         Jack Levine, Vice President. On June 29, 1998, the Company entered into a three-year employment agreement (the "Agreement") with Mr. Levine whereby Mr. Levine will serve as Vice President and a member of the Board of Directors and received a signing bonus of $125,000. The Agreement called for annual base compensation of $450,000 in 1998 and $250,000 in 1999 with bonuses based upon the Company earning a minimum net income of $250,000 and bonus payments ranging from $50,000 to $125,000 predicated on net income ranging from $250,001 to $500,000 for 1998 and 1999. Bonus payments for 2000 would range from $50,000 to $125,000 predicated on Company earning net income (after bonus) range of $500,001 to $750,000.. Additionally, the Agreement provides for a monthly auto allowance of $1,200 plus insurance and maintenance. On April 4, 1999, the Company and Mr. Levine mutually modified the Agreement, retroactive to April 1, 1999, as a result of the acquisition of Tricom Pictures and Productions, Inc. (See Part II Item 4.-Recent Sales of Unregistered Securities), whereby the annual compensation was raised to $325,000 and bonuses are to be paid monthly at the discretion of the Bonus Committee of which Mr. Levine is a member. The Agreement is automatically renewable for successive one-year terms unless the parties mutually agree in writing to alter the terms or one or both of the parties exercises their right, in accordance with the terms of the Agreement, to terminate the Agreement.

         Eric Warm, Vice President and Chief Operating Officer. On August 1, 1998, the Company entered into a three-year employment agreement (the
"Agreement") with Mr. Warm whereby Mr. Warm will serve as Chief Operating Officer and a member of the Board of Directors. The Agreement called for annual base compensation of $200,000 in 1999 and 2000 respectively, with 1999 bonuses based upon Company earning a minimum net income of $250,000 and bonus payments ranging from $25,000 to $62,500 predicated on net income ranging from $250,001 to $500,000. Bonuses in 2000 are based upon the Company earning a minimum net income of $500,000 and bonus payments ranging from $25,000 to $62,500 predicated on net income ranging from $500,001 to $750,000. Additionally, the Agreement provides for a monthly auto allowance of $500 plus insurance and maintenance. On April 4, 1999, the Company and Mr. Warm mutually modified the Agreement, retroactive to April 1, 1999, as a result of the acquisition of Tricom Pictures and Productions, Inc. (See Part II Item 4-Recent Sales of Unregistered Securities), whereby bonuses are to be paid monthly at the discretion of the Bonus Committee of which Mr. Warm is a member. The Agreement is automatically renewable for successive one-year terms unless the parties mutually agree in writing to alter the terms or one or both of the parties exercises their right, in accordance with the terms of the Agreement, to terminate the Agreement.

1998 AMENDED STOCK OPTION PLAN

         On September 10, 1998 the Board of Directors adopted the Company's 1998 Stock Option Plan (the "Plan"). On December 1, 1998, the Plan was amended by Consent of the Board of Directors and Majority Shareholders to increase the number of shares of common stock which may be purchased by option (the "Plan Option" as hereinafter defined), from 1,500,000 to 3,000,000.

         The Company believes the Plan will foster an increase in proprietary interest in the Company by its directors, officers, employees and consultants, and to align more closely their interests with the interests of the Company's shareholders. The Plan will also aid the Company in attracting and retaining the services of experienced and highly qualified employees and professionals. The Board of Directors or a Committee of the Board of Directors (the "Committee"), of the Company, will administer the Plan which includes, without limitation, the selection of the person(s) who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

         Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify ("Non-Qualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of Common Stock owned by the eligible person and to receive a new Plan Option to purchase shares of Common Stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value (as defined) of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Board of Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant. The exercise price of Non-Qualified Options shall be determined by the Board of Directors or the Committee.

         The per share purchase price of shares subject to the Plan Options granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan. Officers, directors, key employees and consultants of the Company and its subsidiaries will be eligible to receive Non-Qualified Options under the Plan. Only officers, directors, and employees of the Company who are employed by the Company or by any subsidiary thereof are eligible to receive Incentive Options.

         All Plan Options are non-assignable and non-transferable, except by will or by the laws of descent and distribution, during the lifetime of the optionee, and may be exercised only by such optionee. If an optionee's employment is terminated for any reason (other than death or disability or termination for cause), or if an optionee is not an employee of the Company but is a member of the Company's Board of Directors and his service as a Director is terminated for any reason (other than death or disability), the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of his termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death. If the optionee is permanently and totally disabled within the meaning of
Section 22(c) (3) of the Internal Revenue Code of 1986, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

         The Board of Directors or the Committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which (i) increases the total number of shares subject to the Plan or changes the minimum purchase price therefor (except in either case in the event of adjustments due to changes in the Company's capitalization), (ii) affects outstanding Plan Options or any exercise right thereunder, (iii) extends the term of any Plan Option beyond ten years, or (iv) extends the termination date of the Plan. Unless the Plan shall theretofore have been suspended or terminated by the Board of Directors, the Plan shall terminate approximately 10 years from the date of the Plan's adoption. Any such termination of the Plan shall not affect the validity of any Plan Options previously granted thereunder.

         As of April 19, 1999, 1,109,335 Plan Options have been granted pursuant to the Plan, although not all of the Plan Options have vested as of the date hereof.


ITEM 7.  INTEREST OF MANAGEMENT AND OTHER CERTAIN TRANSACTIONS
--------------------------------------------------------------

         On July 1, 1998, the Company entered into an Agreement (the "Tricom Agreement") with Tricom, a company which was 74% owned by the officers of the Company, whereby Tricom acquired the exclusive right to the production of all audio/visual television programming created by the Company. The production services include but are not limited to (i) the creation of audio/video footage for broadcast on television or other media, (ii) the creation of all print advertising pertaining to the aforementioned programming and (iii) procurement of media time and/or space. In consideration of such services, Tricom charges the Company a fee of $7,000 per segment produced. The Agreement terminates on June 30, 2003.

         On July 13, 1998, the Company acquired all the assets of the marketing division of Tricom for a note of $250,000. The note bears interest at 8% per annum and is payable over five years with a balloon payment in the final month.

         On February 5, 1999, the Company acquired Tricom for 10,000,000 shares of the Company's Common Stock. Tricom was 74% owned by the Officers of the Company at the time of acquisition and all shareholders of Tricom were shareholders of the Company prior to the acquisition.

         As of April 20, 1999, the Company advanced $97,000 to a company which is 67% owned by the Executive Officers of the Company. These advances are payable on demand.


ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

         The Company is authorized to issue 150,000,000 shares of Common Stock, par value $.001 per Share. As of April 30, 1999, there were 12,479,702 shares of Common Stock issued and outstanding.

COMMON STOCK

         The  holders  of shares of Common  Stock are  entitled  to share,  on a ratable basis, such dividends as may legally be declared by the Board of Directors out of funds, legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to the creditors, the assets of the Company will be divided pro rata on a per share basis among the holders of the Common Stock.

         Each holder of Common Stock is entitled to one vote. Holders of Common Stock do not have cumulative voting rights which means that the holders of more than 50% of the shares voting for the election of Directors can elect all of the Directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any Directors. The By Laws of the Company require that only a majority of the issued and outstanding shares of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting. The Common Stock has no preemptive, subscription or conversion rights and is not redeemable by the Company.


OPTIONS

         Currently there are options to purchase up to 5,335 shares of Common Stock of the Company at $35.625 per share which will vest upon completion of 36 months of continuous employment with the Company commencing with the optionee's hire date and be exercisable through September 9, 2003.

         In addition, there are (i) options to purchase 150,000 shares of Common Stock at $1.00 per share which are exercisable immediately and through December 21, 2003; (ii) options to purchase 5,000 shares of Common Stock at $10.00 per share which will vest on March 31, 2001 and be exercisable through March 31, 2004; and (iii) options to purchase 800,000 shares of Common Stock at $2.375 per share which are exercisable immediately and through March 31, 2004.


SHARES ELIGIBLE FOR FUTURE SALE

         As of April 30, 1999, the Company has outstanding 12,479,702 shares of Common Stock. Of the total outstanding shares of Common Stock, 1,117,202 shares of Common Stock are freely tradable without restriction or further registration under the Securities Act of 1933 (the "Act"), 1,624,325 shares of Common Stock will be eligible for resale after June 23, 1999 under Rule 144, and the remaining 9,738,175 shares of Common Stock will be eligible for sale at various dates thereafter.

         Under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be generally entitled to sell within any three month period a number of shares that does not exceed the greater of (i) 1% of the number of the then outstanding shares of the Common Stock or (ii) the average weekly trading volume of the Common Stock in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an a affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

                                     PART II

ITEM 1  MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND
----------------------------------------------------------------------------
         OTHER SHAREHOLDER MATTERS
         -------------------------

The Company's shares of Common Stock are traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "EBUY". From inception of listing on the OTC Electronic Bulletin Board (July 20, 1998) through February 23, 1999, the Company's shares of Common Stock traded under the symbol "SHTV". The reported high and low bid prices for the Common Stock are shown below for the period from inception of trading in July 1998 through April 30, 1999. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions. On February 23, 1999, the Company implemented a reverse one for ten (1:10) common stock split to shareholders of record as of February 22, 1999. The prices listed below have not been restated to give retroactive effect to the inception date of trading for such split.


Period                                                 High                 Low
------------------------------------------------      -------             ------
July 20, 1998 (inception) to September 30, 1998       $6.50               $1.625
Quarter Ended December 31, 1998                       $3.9375             $  .10

Quarter Ended March 31, 1999                          $4.125              $  .17
April 1, 1999 to April 30, 1999                       $3.8725             $2.125

         The closing bid and asked prices of the Company's Common Stock on April 30, 1999 were $2.625 and $2.625, respectively, as quoted on the OTC Electronic Bulletin Board. On April 30, 1999, there were 57 active shareholders of record of the Company's Common Stock.

         The transfer agent for the Company's Common Stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida, 33321.

         The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend upon the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.


ITEM 2.  LEGAL PROCEEDINGS
--------------------------

         The Company is involved in legal proceedings arising in the ordinary course of business. The Company is not involved in any legal proceedings that it believes will result, individually or in the aggregate, in a material adverse effect upon its financial condition or its operations.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SALES OF SECURITIES
---------------------------------------------------------

         On February 23, 1999 the Company undertook a one for 10 (1:10) reverse stock split of its Common Stock. All figures set forth below give retroactive effect to the reverse split.

         In June 1998, the Company issued 1,250,000 shares of its Common Stock in exchange for 100% of the issued and outstanding (1,000) shares of Common Stock of Site2Shop, pursuant to the Agreement. The issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         On July 31, 1998, the Company completed a private offering of 25,000 shares of Common Stock in consideration of $250,000 to two accredited and otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the investors was provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of the securities was exempt from the registration requirements of the Act pursuant to the exemption set forth in Section 4(2) and Rule 506 of the Act.

         In January 1999, the Company issued an option to purchase 5,000 shares of Common Stock, exercisable at $10.00 per share during the period of January 1, 2000 through January 1, 2002. The purchaser was accredited or otherwise had such experience in financial and business matters so that he was able to evaluate the risks and merits of an investment in the Company. The investor also had a preexisting relationship with the Company and was provided access to relevant information concerning the Company. Accordingly, this transaction was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         On February 5, 1999, the Company acquired all the issued and outstanding shares of Tricom, a company controlled by the executive officers of the Company, for 10,000,000 shares of the Company's Common Stock. The issuance of the shares was exempt the registration requirements of the Act pursuant to
Section 4(2) of the Act.

         During the period of January 5, 1999 through April 6, 1999, the Company issued 1,000,800 shares of Common Stock to 29 investors for gross proceeds of $1,000,000 in connection with an offering pursuant to Rule 504 of Regulation D of the Act.

         In April 1999, the Company issued 50,000 shares of its Common Stock to a consultant in consideration for services to be rendered. The issuance of the shares was exempt from registration requirements of the Act pursuant to Section 4 (2) of the Act.

         In April 1999, the Company issued 40,000 shares of its Common Stock to a consultant in consideration for services to be rendered over the next four years. The issuance was exempt from registration requirements of the Act pursuant to Section 4 (2) of the Act.

         In April 1999, the Company issued 10,000 shares of its Common Stock to two attorneys for legal services to be rendered. The issuance was exempt from registration requirements of the Act pursuant to Section 4 (2) of the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

         Section 78.751 of the Nevada General Corporation Law, provides as follows:

         1. A corporation may indemnify any person who was or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he was or is a Director, officer, employee or agent of the corporation, or is or was serving at the request of another corporation as a director, officer, employee or agent of another corporation, partnership or joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a Director, officer, employee or agent of a corporation has been successful on the merits or otherwise in
            defense  of  any  action,   suit  or  proceeding  referred  to  in
            subsections 1 and 2,or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer,
            employee  or  agent  is  proper  under  the   circumstances.   The
            determination must be made:

              (a)   By the stockholders;

              (b) By the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding;

              (c) If a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding do orders, by independent legal counsel in written opinion; or

              (d) If a quorum consisting of Directors who were not parties to the act, suit or proceeding can not be obtained, by independent legal counsel in a written opinion.

         5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than Directors or officers may be entitled under any contract or otherwise by law.

         6. The indemnification and advancement of expenses authorized in or by a court pursuant to this section:

              (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any Director or officer if a final adjudication established that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

              (b) Continues for a person who has ceased to be a Director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

           The Executed Organizational Meeting of Directors and Shareholders of Site2Shop.Com, Inc. of February 24 1999 provides as follows:

              It is resolved that the Corporation shall hereby indemnify and hold harmless all officers and directors of the Corporation from any and all manner of action, suit or legal proceeding
           (whether judicial, quasi-judicial or administrative in nature) and whether such action, suit or legal proceeding occurs on the trial level, appellate level or in any court or tribunal whatsoever.

                                   PART F/S


The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS

         The following audited financial statements of the Company, include the audited consolidated balance sheet at December 31, 1998 and the related audited consolidated statement of operations, consolidated changes in stockholders' deficit, and consolidated cash flows for the year ended December 31, 1998.

         The pro forma financial data is based upon the historical financial statements of the Company and Tricom and include an unaudited pro forma combined statement of operations for the year ended December 31, 1998 giving effect to the Tricom acquisition as if it had occurred as of January 1, 1998 and the unaudited pro forma combined balance sheets as of December 31, 1998 giving effect to the Tricom acquisition as if it had occurred as of December 31, 1998.


                              Site2Shop.Com, Inc.
                              Table of Contents

Report of Independent Auditors                                F- 1
Consolidated Balance Sheet                                    F- 2
Consolidated Statement of Operations                          F- 3
Consolidated Statement of Stockholders' Deficit               F- 4
Consolidated Statement of Cash Flows                          F- 5
Notes to Consolidated Financial Statements                    F- 7
Pro Forma Financial Data                                      F-13

                       INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Site2Shop.Com, Inc.
Pompano Beach, Florida



         We have audited the accompanying consolidated balance sheet of Site2Shop.Com, Inc. as of December 31, 1998 and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Site2Shop.com, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                           /s/ Feldman Sherb Ehrlich & Co., P.C.
                                            Feldman Sherb Ehrlich & Co., P.C.
                                                    Certified Public Accountants


New York, New York March 5, 1999 except for Note 10b as to which date is April 6, 1999.

                          SITE2SHOP.COM, INC. AND SUBSIDIARY

                             CONSOLIDATED BALANCE SHEET

                                  DECEMBER 31, 1998

                                    ASSETS
                               ---------------

CURRENT ASSETS
   Cash ..........................................................   $     8,843
   Accounts receivable, net of allowance for doubtful
      accounts of $224,000 .......................................       285,343
   Due from related party ........................................        19,099
   Prepaid and other current assets ..............................        81,011
                                                                     -----------
         TOTAL CURRENT ASSETS ....................................       394,296

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net ........................        86,536

OTHER ASSETS .....................................................         7,572
                                                                     -----------

                                                                     $   488,404
                                                                     ===========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
                       ------------------------------------

CURRENT LIABILITIES
   Accounts payable and accrued expenses .........................   $   133,595
   Deferred revenue ..............................................     1,263,716
                                                                     -----------
         TOTAL CURRENT LIABILITIES ...............................     1,397,311


NOTE PAYABLE -RELATED PARTY ......................................       250,000


STOCKHOLDERS' DEFICIT
   Common Stock- $.001 par, 150,000,000 shares authorized,
     1,391,400 issued and outstanding ............................         1,391
   Additional paid-in capital ....................................       314,233
   Accumulated deficit ..........................................    (1,474,531)
                                                                     -----------
         TOTAL STOCKHOLDERS' DEFICIT ............................    (1,158,907)
                                                                     -----------
                                                                     $   488,404
                                                                     ===========


                     See Notes to Consolidated Financial Statements

                            SITE2SHOP.COM, INC. AND SUBSIDIARY

                           CONSOLIDATED STATEMENT OF OPERATIONS

                                YEAR ENDED DECEMBER 31, 1998



REVENUES ......................................                      $ 1,198,241

COST OF SALES .................................                          724,691
                                                                     -----------
     GROSS PROFIT .............................                          473,550

EXPENSES
      Promotional .............................                           48,883
      Selling, general and administrative .....                        1,637,531
      Depreciation and amortization ...........                           11,667
                                                                     -----------
                                                                       1,698,081
                                                                     -----------

NET LOSS ......................................                     $(1,224,531)
                                                                    ============

NET LOSS PER COMMON SHARE-BASIC ...............                     $     (1.57)
                                                                     ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES- BASIC                          782,085
                                                                     ===========







                   See Notes to Consolidated Financial Statements

                         SITE2SHOP.COM, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                            YEAR ENDED DECEMBER 31, 1998



                                      Common Stock          Additional                        Total
                                   Number                     Paid-in       Accumulated    Stockholders'
                                of Shares       Amount        Capital        Deficit            Deficit
                               -----------  -----------    -----------     -------------   -------------

Balance, December 31, 1997          (116)   $      --     $      --      $      --      $      --

Common stock issued for
   acquisition ...........     1,250,000          1,250        (1,250)          --             --

Distribution .............          --             --            --         (250,000)      (250,000)

Sale of common stock .....        25,000             25       249,975           --          250,000

Stock options issued for
   services ..............          --             --          65,624           --           65,624


Net income ...............          --             --            --       (1,224,531)    (1,224,531)
                              -----------   -----------   -----------    ------------    -----------

Balance, December 31, 1998     1,391,400    $     1,391   $   314,233    $(1,474,531)   $(1,158,907)
                             ===========    ===========   ===========    ============   ============







                               See Notes to Consolidated Financial Statements


                           SITE2SHOP.COM, INC. AND SUBSIDIARY

                          CONSOLIDATED STATEMENT OF CASHFLOWS

                             YEAR ENDED DECECMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss ...........................................             $(1,224,531)
                                                                    ------------
   Adjustments to reconcile net loss to net cash
      used in operations:
         Depreciation and amortization ................                  11,667
         Stock options issued for services ............                  65,624
   Changes in assets and liabilities:
      Increase in accounts receivable .................                (285,343)
      Increase in prepaid and other current assets ....                 (81,011)
      Increase in other assets ........................                  (7,572)
      Increase in accounts payable and accrued expenses                 133,595
      Increase in deferred revenue ....................               1,263,716
                                                                    ------------
         Total Adjustments ............................               1,100,676
                                                                    ------------
NET CASH USED IN OPERATIONS ...........................                (123,855)
                                                                    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures ...............................                 (98,203)
                                                                    ------------
NET CASH FLOWS USED IN INVESTING ACTIVITIES ...........                 (98,203)
                                                                    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from sale of stock ........................                 250,000
   Payments to related party ..........................                 (19,099)
                                                                    ------------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES .......                 230,901
                                                                    ------------

NET CASH INCREASE .....................................                   8,843

CASH- beginning of year ...............................                      -
                                                                    ------------
CASH- end of year .....................................             $     8,843
                                                                    ============






                    See Notes to Consolidated Financial Statements


                          SITE2SHOP.COM, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

                             YEAR ENDED DECEMBER 31, 1998


SUPPLEMENTAL DISCLOSURE OF CASH FLOW
      INFORMATION

Cash paid during the year for interest ..................               $    -
                                                                        ========

Noncash investing activities:
   Purchase of marketing division from company held under
      common control for note ...........................               $250,000
                                                                        ========
   Common stock issued for acquisition ..................               $  1,250
                                                                        ========





                     See Notes to Consolidated Financial Statements

                            SITE2SHOP.COM, INC. AND SUBSIDIARY

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              YEAR ENDED DECEMBER 31, 1998


1.   BUSINESS
-------------

         On June 24, 1998, Site2Shop.Com, Inc., (formerly Tee-Rifik Corp.) (the "Company"), a Nevada corporation, acquired 100% of the issued and outstanding shares of Shop TV and Television, Inc. ("Shop"), a privately held Florida corporation, in exchange for 1,250,000 shares of the Company's common stock (the "Exchange"). The Exchange was completed pursuant to the Agreement and Plan of Reorganization between the Company and Shop. The Exchange, has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of Shop, pursuant to which Shop is treated as the continuing entity.

         The Company's business is to market its vendors' products through (i) a half-hour shop-at-home program, (ii) a CD-ROM version of the television show, and (iii) its internet website, (iv) a commercial retail store. The Company, through a resolution of the Board of Directors, changed its name as of February 9, 1999.

         Effective July 13, 1998, the Company acquired the marketing division of Tricom Pictures and Productions, Inc. ("Tricom") a related party owned by the majority shareholders of the Company.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------

   A. Principles of Consolidation - The consolidated financial statements include the accounts of Site2Shop.com, Inc. and its wholly-owned subsidiary, Shop TV and Television, Inc.. All significant intercompany accounts and transactions have been eliminated in consolidation.

   B. Equipment and Leasehold Improvements - Equipment is carried at cost. Depreciation and amortization are computed using the straight-line method over the useful lives of the various assets. Leasehold improvements are amortized over the lesser of their useful lives or the lease term.

   C. Revenue - A portion of revenue represents revenues from contracts to produce television programs using the "percentage-of-completion-method" recognizing revenue relative to the proportionate progress on such contracts as measured by the ratio which costs incurred by the Company to date bear to total anticipated costs on each program.

         Deferred revenue represents amounts which have been billed and not yet earned in accordance with this method. Deferred revenue at December 31, 1998 was $1,263,716. At December 31, 1998 the Company had additional signed contracts totaling $1,132,000 for which performance had yet to commence.

   D. Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, and accounts payable approximate their fair market value based on the short-term maturity of these instruments.

   E. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   F. Income taxes - Income taxes are accounted for under Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes," which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

   G. Net income (loss) per share - The Company has adopted Statement of Financial Accounting Standard No. 128, Earnings per Share;" specifying the computation, presentation, and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material. On February 23, 1999, the Company affected a 1 for 10 reverse stock split. The financial statements have been restated to give retroactive recognition to the reverse stock split.

   H. Stock based compensation - The Company accounts for stock transactions in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company has adopted the pro forma disclosure requirements of Statement No. 123.

   I. Impairment of long-lived assets - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1998, the Company believes that there has been no impairment of its long-lived assets.

   J. Concentration of Risk - Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business.

3.   EQUIPMENT AND LEASEHOLD IMPROVEMENTS
-----------------------------------------

   Equipment and Leasehold Improvements are as follows:


                                               Estimated Useful     December 31,
                                                      Lives              1998
                                              -----------------     ------------

Furniture and Fixtures ........................     7 Years              $19,700
Computer Equipment ............................     5 Years               13,913
Office Equipment ..............................     5 Years                2,759
Leasehold Improvements ........................     6 Years               12,611
Leasehold Improvements - Retail Store .........     4 Years               37,505
Retail Store - Equipment ......................     5 Years                7,515
Retail Store - Signs ..........................     4 Years                4,200
                                                                         -------
                                                                          98,203
Less: Accumulated depreciation and amortization
                                                                          11,667
                                                                         =======
                                                                         $86,536
                                                                         =======


4.   RELATED PARTY TRANSACTIONS
-------------------------------

     Acquisition of Tricom marketing division - On July 13, 1998 the Company acquired the marketing division of Tricom (the "Division"), a company substantially owned by the majority stockholders of the company, for a note of $250,000. The note bears interest at 8% per annum and is payable over five years with a balloon payment in the final month. The acquisition was accounted for under the purchase method of accounting with the basis used to record the assets of the Division as zero which is the transferor's historical cost basis. The purchase price of $250,000 has been recorded as a distribution to the stockholders of the Company. The accompanying statement of operations includes the revenues and expenses of the Division from the respective closing date.

     Included in cost of sales at December 31, 1998, is $353,920 of production expense to Tricom.

     Due from Tricom - As of December 31, 1998, the Company is owed $19,099 from Tricom.


5.   COMMON STOCK
-----------------

     In July 1998, the Company completed a private placement of 25,000 shares of its common stock for $250,000.


6.   INCOME TAXES
-----------------

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS No.109"). SFAS No.109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit

---------------------------

     carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

    The provision for income taxes differs from the amount computed applying the statutory federal income tax rate to income before income taxes as follows:

                                                               December 31, 1998
                                                           ---------------------

Income tax benefit computed at statutory rate                         $(450,000)
Effect of permanent differences .............                           450,000
                                                                      ----------
Provision for income taxes (benefit) ........                         $      -
                                                                      ==========


7.   COMMITMENTS
----------------

   a. Operating Leases - The Company leases its office, retail store, and warehouse under noncancellable operating leases. Rent expense was $54,223 for the year ended December 31, 1998. The leases expire through May 2001.

         Minimum rental commitments are as follows:


                                   Minimum
         Year                       Rental
         ----                     --------
         1999                     $ 52,927
         2000                     $ 55,503
         2001                     $ 19,454


   b. Employment Agreements - the Company has employment agreements with three key executive officers. The agreements continue for three years ending between June and August of 2001 and provide for severance payments under certain circumstances. The agreements provide the officers with certain additional rights after a change of control (as defined) of the Company occurs. As of December 31, 1998, if all of the officers under contract were to be terminated without good cause (as defined) under these contracts, the Company's liability would be approximately $2,125,000. Additionally, certain officers received signing bonuses as part of these agreements and all officers are entitled to annual bonuses based on the net income of the Company.


8.   ACQUISITIONS
-----------------

     On July 13, 1998, the Company acquired the marketing division of Tricom Pictures, Inc. (the "Division") for $250,000 which was included in the due to related party. The purchase price exceeded the assets acquired by $250,000, which amount has been reflected as a distribution of capital to the stockholders of the Company. The accompanying statement of operations includes the revenues and expenses of the Division subsequent to the respective closing date.

9.   STOCK OPTIONS
------------------

     The Company adopted a Stock Option Plan (the "Plan") in September 1998. The Plan is administered by a committee ("Committee") appointed by the Board of Directors and provides that the Committee has sole discretion to select options and to establish terms and conditions of each option, subject to the provisions of the Plan. If options granted are "incentive stock options," the exercise price of the options may not be less than 100% of the fair market value of the Company's stock on the date of the grant (110% of the fair market value if the grant is to an employee who owns more than 10% of the outstanding common stock). Non-statutory options may be granted under the Plan at an exercise price of not less than 55% of fair market value of the common stock on the date of the grant. The maximum grant term is ten years. The Plan is designed for officers, directors, and other key employees and is authorized to grant up to 3,000,000 shares of common stock. As of December 31, 1998, 156,375 options have been granted at prices ranging from $1.00 to $35.60 per share and no options have been exercised.

     For disclosure purposes the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted during the year ended December 31, 1998: annual dividends of $0.00, expected volatility of 50%, risk-free interest rate of 6.0% and expected life of 5 years for all grants. The weighted-average fair values of the stock options granted during the year ended December 31, 1998 was $2.20.

     If the Company recognized compensation cost for the employee stock option plan in accordance with SFAS No. 123, the Company's pro forma net loss and loss per share would have been $(1,432,677) and $(1.83) in 1998.

     The following table summarizes the changes in options outstanding and the related price ranges for shares of the Company's common stock:

                                                                Number of
                             Number of  Price per Share          Shares
                              Shares         Range              Exercisable
                           -----------  ---------------        --------------

 Outstanding at January 1,..
  1998.....................         -        -- -     --                -
Granted ...................    156,375    $1.00 - $35.60           150,000
Exercised .................         -        -- -     --                -
Canceled ..................       (730)        $35.60                   -
                               --------   --------------           -------
Outstanding at December 31,
  1998                         155,645    $1.00 - $35.60           150,000
                                          ==============           =======

     On February 23, 1999, the Company affected a 1 for 10 reverse stock split. All options granted and related exercise prices have been restated to give retroactive recognition to the reverse stock split.

10.  SUBSEQUENT EVENTS
----------------------

   a. On February 5, 1999, the Company acquired Tricom, an entity controlled by the majority stockholders of the Company for 10,000,000 shares of the Company's common stock. The transaction will be treated as a purchase of companies under common control which will be accounted for as an "as if" pooling of interests.

----------------------

   b.   As of April 6, 1999, the Company had completed a private    placement of
        1,000,800 shares of common stock for $1,000,000.

                        PRO FORMA FINANCIAL DATA


Introduction

         The following pro forma financial data is based upon historical financial statements of Site2Shop.Com, Inc. and has been prepared to illustrate the effects on such historical financial data of the Tricom Acquisition. The unaudited pro forma combined statement of operations for the year ended December 31, 1998 gives effect to the Tricom Acquisition as if it had been completed as of January 1, 1998. The unaudited pro forma combined balance sheet gives effect to the Tricom Acquisition as if such transaction had been completed on December 31, 1998. The Tricom Acquisition is reflected using the purchase method of accounting.

         The pro forma financial data is provided for comparative purposes only and does not purport to represent the actual financial position or results of operations of the Company that actually would have been obtained if the Tricom Acquisition had been consummated on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future.

         The pro forma financial data are based upon certain assumptions and adjustments described in the notes thereto and should be read in conjunction therewith. See the financial statements, including the notes thereto, appearing elsewhere herein.


                     UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                        (Dollars in thousands, except per share data)

                         For the year ended December 31, 1998


                                                        Historical                  Pro Forma
                                             --------------------------     -------------------------
                                                                            Acquisition
                                             Site2Shop.Com      Tricom      Adjustments      Combined
                                             -------------     --------     -----------     ---------
Total Revenue ..............................    $   1,198      $ 6,486      $   (354)(1)      $ 7,330
Cost of sales ..............................          725        1,896          (354)(1)        2,267
                                                -----------    -------      ---------         -------
    Gross Profit ...........................          473        4,590            -             5,063
Selling, general and administrative expenses        1,698        2,645        (2,726)(2)        1,617
                                                -----------    -------      ---------         -------
Income (loss) from operations ..............       (1,225)       1,945         2,726            3,446
Pro forma taxes (benefit) on income (loss) .           -           734           472 (3)        1,206
                                                -----------    -------      ---------         -------
Pro forma net income (loss) ................    $  (1,225)     $ 1,211      $  2,254          $ 2,240
                                                ===========    =======      =========         =======
Net income (loss) per common share-basic ...    $   (1.57)                                    $  0.21
                                                ===========                                   =======
Weighted average common shares .............
outstanding- basic .........................      782,085                  10,000,000(4)   10,782,085
                                                ===========                ==========      ==========



Notes to Unaudited Pro Forma Combined Statements of Income
----------------------------------------------------------


(1)  To eliminate intercompany productions fees.

(2) To adjust officers' compensation expense to reflect the terms of the respective employment agreements as if the terms had been in effect commencing January 1, 1998.

(3)  To adjust effective tax rate to statutory rate (35%).

(4) To reflect issuance of 10,000,000 shares of common stock in conjunction with acquisition of Tricom. The acquisition of Tricom has been treated as a purchase of companies under common control which will be accounted for as an "as if" pooling of interests


                             UNAUDITED PRO FORMA COMBINED BALANCE SHEETS

                                        As of December 31, 1998
                                             (in thousands)



                                                   Historical                        Pro Forma
                                            ------------------------       ---------------------------
                                                                            Acquisition
                                            Site2Shop.Com    Tricom         Adjustments(1)    Combined
                                            -------------   --------       -------------     ---------

Current assets: .......................       $     9       $    42            $  -- ( )      $    51
   Accounts receivable- net ...........           285           349               --              634
   Advances to affiliate ..............            -             87               --               87
   Due from related party .............            19            -               (19)(2)            -
   Prepaid and other current assets ...            81            55               --              136
                                              --------      --------           ------         --------
Total current assets ..................           394           533              (19)             908

Equipment and leasehold
   improvements- net ..................            87           220               --              307
Note receivable- related party ........            -            250             (250)(2)            -
Other assets ..........................             8            23                                31
                                              --------      --------           ------         --------
Total assets ..........................       $   489       $ 1,026            $(269)         $ 1,246
                                              ========      ========           ======         ========

Current liabilities:
   Cash overdraft .....................       $    -        $    98            $  --          $    98
   Accounts payable and accrued
      expenses ........................           135           162               --              297
   Due to related party ...............            -             19              (19)(2)            -
   Deferred income taxes payable ......            -            924               --              924
   Capital lease obligations- current
      portion .........................            -             29               --               29
   Deferred revenue ...................         1,264         1,377                             2,641
                                              --------      --------           ------         --------
Total current liabilities .............         1,399         2,609              (19)           3,989

Note payable- related party ...........           250            -              (250)(2)            -

Capital lease obligations, less current
   Portion ............................            -             20               --               20
                                              --------      --------           ------         --------
Total liabilities .....................         1,649         2,629             (269)           4,009
                                              --------      --------           ------         --------

Stockholders' equity:
   Common stock .......................             1             1                9 (2)           10
   Additional paid-in capital .........           314           250               (9)(2)          555
   Accumulated deficit ................        (1,475)       (1,854)                           (3,329)
                                              --------       -------           ------         --------
Total stockholders' equity ............        (1,160)       (1,603)               -           (2,763)
                                              --------      --------           ------         --------

Total liabilities and stockholders'
   equity .............................       $   489       $ 1,026            $  (269)       $ 1,246
                                              ========      ========           ========       ========


Notes to Unaudited Pro Forma Combined Balance Sheet
---------------------------------------------------

(1) The acquisition of Tricom has been treated as a purchase of companies under common control which will be accounted for as an "as if" pooling of interests.

-------------------------------------------------------------

(2)  To eliminate intercompany payables and receivables.

(3) To reflect the acquisition of Tricom in consideration of the issuance of 10,000,000 shares of common stock.

                                    PART III

      ITEM 2.  INDEX TO EXHIBITS


Exhibit No.             Description of Document
   2              Agreement and Plan of Reorganization
   3.1            Articles of Incorporation
   3.1.2          Certificate of Amendment of Articles of Incorporation
                  dated August 16, 1996
   3.1.3          Certificate of Amendment of Articles of Incorporation dated
                  June 25, 1998
   3.1.4          Certificate of Amendment of Articles of Incorporation dated
                  February 9, 1999
  10              Agreement for Sale of Asset dated July 13, 1998 between
                  Registrant and Tricom Pictures & Productions, Inc.
  10.1            Exclusive Production Agreement dated July 1, 1998 between
                  Registrant and Tricom Pictures & Productions, Inc.
  10.2            Executive Employment Agreement dated June 29, 1998 between
                  Registrant and Mark Alfieri
  10.3            Executive Employment Agreement dated June 29, 1998 between
                  Registrant and Jack Levine
  10.4            Executive Employment Agreement dated August 18, 1998 between
                  Registrant and Eric Warm
  21              Subsidiaries of Registrant
  99              Shop T.V., Inc. 1998 Stock Option Plan

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            SITE2SHOP.COM, INC.



Date: May 14, 1999                               By:/S/MARK ALFIERI
                                                 ------------------
                                               Mark Alfieri, President